United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs reduction of shareholding ownership

Rio de Janeiro, August 18th, 2023 – Vale S.A. (“Vale” or “Company”) hereby informs that it has received a communication from Capital World Investors on the reduction of a relevant shareholding ownership, as follows. The Company's Reference Form is updated in this regard.

“"In compliance with article 12, caput, CVM Resolution No. 44, of August 23, 2021, as amended, Capital World Investors ("CWI"), as the independent investment division of Capital Research and Management Company, a company incorporated and existing under the laws of the United States of America, headquartered at 333, South Hope Street, Los Angeles, California 90071, United States of America, as a holding company for investment management companies abroad, with J. P. Morgan S.A. Distribuidora Títulos e Valores Mobiliários as its legal representative in Brazil. P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, registered with the CNPJ/MF under No. 33.851.205/0001-30, and Citibank DTVM S.A., registered with the Brazilian Corporate Taxpayer's Registry (CPNJ/MF) under No. 33.868.597/0001-40, hereby informs that it has reduced the stake it managed in common shares ("ON Shares") issued by Vale S.A., a publicly-held company, registered with the Brazilian Corporate Taxpayer's Registry (CNPJ/MF) under No. 33.592.510/0001-54 ("Company").

CWI managed 222,241,653 of the Company's ON Shares, corresponding to 5.01% of this type of share and, as a result of the aforementioned transactions, now manages a total of 219,341,769 of the Company's ON Shares, representing 4.94% of this type of share. In addition to the above-mentioned stake, Capital Research Global Investors and Capital International Investors, also in their capacity as independent investment divisions of Capital Research and Management Company, manage 144,403,592 ON Shares and 101,303,205 ON Shares, respectively, corresponding to 3.25% and 2.28% of this type of share. These are minority investments that do not alter the composition of the Company's control or management structure.

At present, there is no quantity of Company shares targeted by CWI. There are no other securities and derivative financial instruments referenced to such shares held, directly or indirectly, by CWI or a person related to it, nor any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company to which CWI or a person related to it is a party."

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 18, 2023		Head of Investor Relations